Filed by person(s) reporting owned shares of common stock in a public company
>5%

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                                TRIMEDYNE, INC.
                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   896259-10-8
                                 (CUSIP Number)

        Steven Morse, Esq., Morse & Morse, PLLC, 1400 Old Country Road,
                  Suite 302, Westbury, NY 11590 (516-487-1446)
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                September 11, 2007
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 896259-10-8 PAGE 2

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Lynne Kanofsky
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) / /
(b) /X/
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e) / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF         7. SOLE VOTING POWER
    SHARES              479,433
 BENEFICIALLY        -----------------------------------------------------------
   OWNED BY
      EACH           8 SHARED VOTING POWER
   REPORTING         -----------------------------------------------------------
    PERSON
     WITH            9 SOLE DISPOSITIVE POWER
                       479,433
--------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
479,433
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
IN
--------------------------------------------------------------------------------

CUSIP NO.: 896259-10-8 PAGE 3

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1 Bruce J. Haber
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
(b) /X/
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e) / /
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF         7 SOLE VOTING POWER
    SHARES             450,420
 BENEFICIALLY        -----------------------------------------------------------
   OWNED BY          8 SHARED VOTING POWER
      EACH
   REPORTING         -----------------------------------------------------------
    PERSON
     WITH            9 SOLE DISPOSITIVE POWER
                       450,420
                     -----------------------------------------------------------
10 SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
450,420
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
IN
--------------------------------------------------------------------------------

CUSIP NO.: 896259-10-8 PAGE 4

Item 1. Security and Issuer

This statement relates to the shares of Common Stock, of Trimedyne, Inc.(the "Issuer"). The Issuer's principal executive office is located at 15091 Bake Parkway, Irvine, CA 92618.

Item 2. Identity and Background

Lynne Kanofsky
--------------
(a) Lynne Kanofsky
(b) 1 Mud Pond Trail, Stockholm, NJ 07460
(c) Accountant
(d) Not applicable
(e) Not applicable
(f) U.S.A

Bruce J. Haber
--------------
(a) Bruce J. Haber
(b) c/o BJH Management, LLC 145 Huguenot Street, Suite 405, New
Rochelle, NY 10801
(c) Private Investor
(d) Not applicable
(e) Not applicable
(f) U.S.A.

Item 3. Source and Amount of Funds or Other Consideration

Personal funds.

Item 4. Purpose of Transactions

The purpose of the acquisition of securities of the Issuer is for personal investment.

The reporting persons believe that the Company has underperformed and has not provided sufficient value to its shareholders. The reporting persons intend to take over time any and all actions considered appropriate to realize the value it believes is inherent in the Shares. The reporting persons intend to exchange views with the Company's management and Board of Directors, and possibly other shareholders, concerning the strategic direction of the Company. In addition, the reporting persons may pursue representation of the reporting persons on the Company's Board of Directors.

Depending upon the reporting persons view of the Company's business and financial prospects and general market conditions, they may purchase additional Shares or dispose of Shares at any time or from time to time.

Item 5. Interest in Securities of the Issuer

(a) - (b) As disclosed in the Issuer's Form 10-QSB for the quarter ended June 30, 2007, there were 18,362,360 shares outstanding. Of that total, as of September 14, 2007, Lynne Kanofsky and Bruce J. Haber have the sole right and power to vote and dispose of 479,433 shares and 450,420 shares, respectively, representing 2.6% and 2.5% of the Issuer's outstanding shares or an aggregate total as a group of 929,853 shares or 5.1% of the outstanding shares.

(c) There were no new transactions for either reporting person in the last 60 days preceding the filing of this Schedule 13D/A.

(d) - (e) Not Applicable Item.

6. Contracts, Arrangements, Understandings or
Relationships with Respect to the Securities of the Issuer

N/A

Item 7. Materials to be filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2007

Reporting Person: Lynne Kanofsky

Signature: /s/ Lynne Kanofsky
           --------------------
           Lynne Kanofsky

Reporting Person: Bruce J. Haber

Signature: /s/ Bruce J. Haber
           -------------------
           Bruce J. Haber